Exhibit 99.4

Disclosure of Transactions in Own Shares

Paris, January 20, 2025 – In accordance with the authorizations given by the shareholders’ general meeting on May 24, 2024, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from January 13 to January 17, 2025:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
13/01/2025	402,970	55.804877	22,487,691.28	XPAR
13/01/2025	120,000	55.814047	6,697,685.64	CEUX
13/01/2025	30,000	55.802776	1,674,083.28	TQEX
13/01/2025	20,000	55.803750	1,116,075.00	AQEU
14/01/2025	411,946	55.646811	22,923,481.20	XPAR
14/01/2025	110,000	55.658871	6,122,475.81	CEUX
14/01/2025	30,000	55.656116	1,669,683.48	TQEX
14/01/2025	20,000	55.659741	1,113,194.82	AQEU
15/01/2025	402,216	55.816035	22,450,102.33	XPAR
15/01/2025	115,000	55.808385	6,417,964.28	CEUX
15/01/2025	30,000	55.815967	1,674,479.01	TQEX
15/01/2025	20,000	55.816400	1,116,328.00	AQEU
16/01/2025	395,402	57.159061	22,600,807.04	XPAR
16/01/2025	110,000	57.149906	6,286,489.66	CEUX
16/01/2025	30,000	57.158126	1,714,743.78	TQEX
16/01/2025	20,000	57.158573	1,143,171.46	AQEU
17/01/2025	388,186	57.761902	22,422,361.69	XPAR
17/01/2025	110,000	57.764773	6,354,125.03	CEUX
17/01/2025	30,000	57.769653	1,733,089.59	TQEX
17/01/2025	20,000	57.773138	1,155,462.76	AQEU
Total	2,815,720	56.423755	158,873,495.14

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).